Exhibit 1.01

CONFLICT MINERALS REPORT

For Reporting Period from January 1, 2014 to December 31, 2014

1.	Introduction

This Conflict Minerals Report (this “Report”) of Ferro Corporation (the “Company”, “Ferro”, “our”, “us”, or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”).

This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule, the Securities and Exchange Commission (“SEC”) partial stay of the Rule or existing SEC guidance.

The Rule requires us to disclose annually whether any products that we manufactured or contracted to manufacture during the Reporting Period contain conflict minerals that are necessary to the functionality or production of such products and whether those conflict minerals originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country” and collectively, the “Covered Countries”). If any of these conflict minerals originated in the Covered Countries, we are also required under the Rule to submit this Report, which describes the due diligence we performed to determine the source and chain of custody of those conflict minerals, among other things. Conflict minerals are cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten.

After conducting our reasonable country of origin inquiry, briefly described below, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries and that they are not or may not be from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of those necessary conflict minerals that originated in the Covered Countries for the Reporting Period.

2.	Company Overview

Ferro, an Ohio corporation, is a leading producer of functional coatings and color solutions. The Company’s products are sold to a broad range of manufacturers who, in turn, make products for many end-use markets. Ferro operates thirty-three (33) facilities around the world that manufacture the following types of products: frits, porcelain and other glass enamels, glazes, stains, decorating colors, pigments, inks, polishing materials, specialty dielectrics, and electronic glasses.

Our supply chain is large and complex, consisting of approximately one thousand two hundred (1,200) direct suppliers. For any necessary conflict minerals that we source, we are typically several steps removed from the mine in our supply chain. Accordingly, we must rely on information from our direct suppliers regarding the source and chain of custody of any necessary conflict minerals that we source.

3.	Reasonable Country of Origin Inquiry

We determined after review that necessary conflict minerals were contained in certain of our products during the Reporting Period. Because of this determination, we conducted a reasonable country of origin inquiry (“RCOI”), which was designed to determine whether any of the necessary conflict minerals in our products originated or may have originated in a Covered Country or came from recycled or scrap sources.

For the Reporting Period, we used our sourcing and procurement software and internal inquiries to identify thirty (30) suppliers who supplied us necessary conflict minerals during the Reporting Period. We sent each of them a Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (the “CFSI”) and asked them to complete the template.

We received responses from all of the suppliers who supplied us necessary conflict minerals during the Reporting Period. As a result of those responses, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries and know or have reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

4.	Description of Due Diligence Performed

4.1 Design of Due Diligence Framework

As required by the Rule, our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013, and the related supplements for tin, tantalum, and tungsten.

4.2 Due Diligence Measures Performed

The following is a description of the due diligences measures we performed for the Reporting Period.

4.2.1 Establish Strong Company Management Systems

a.	We have a policy regarding the sourcing of conflict minerals, which is publicly available on our company website at http://www.ferro.com, under the “About” tab and further under “Social Responsibility.” The content of any website referred to in this Report is not incorporated by reference in this Report.

b.	We have a team that is responsible for organizing our conflict minerals compliance, which consists of representatives from Legal, Environmental, Health & Safety, and Procurement (the “Working Group”). The Working Group reports to executive management under which overall conflict minerals compliance and oversight is managed and monitored.

c.	We have an e-mail address, ConflictMinerals@ferro.com, which our suppliers and employees can use to send us questions about conflict minerals related matters. Certain members of our Working Group receive all of the e-mails sent to this address.

d.	We conducted an online conflict minerals training session for selected operational personnel. During this training session, we educated selected personnel on the Rule and Ferro’s strategy to gather and analyze information about the necessary conflict minerals provided by our suppliers.

e.	We used the CFSI Conflict Minerals Reporting Template (Revision 3.02) to obtain information on the source and chain of custody of necessary conflict minerals from our direct suppliers.

f.	We have a Legal and Ethical Conduct Hotline and Web Portal, whereby employees, contractors or any non-Company person can anonymously submit a question or ethical concern, including concerns regarding any conflict minerals related matters. Retaliation against individuals who in good faith report potential ethical and legal misconduct is prohibited.

g.	We intend to retain relevant supplier response documentation for no less than five (5) years.

4.2.2 Identify and Assess Risks in Our Supply Chain

a.	We sent each of our thirty (30) direct suppliers who supplied us with necessary conflict minerals during the Reporting Period an e-mail request with the CFSI Conflict Minerals Reporting Template attached, asking each supplier to complete the template.

b.	We followed up through telephone calls with suppliers who did not respond to our initial request until all responses were received. We followed up with our direct suppliers to obtain clarifications or additional information.

c.	We received a completed CFSI Conflict Minerals Reporting Template or a letter from all of our direct suppliers.

d.	We compared the smelters or refiners identified by our suppliers in their completed templates against the list of facilities on the CFSI website to determine which of the smelters and refiners identified by our suppliers have received a “compliant” designation from the Conflict Free Smelter Program.

4.2.3 Design and Implement a Strategy to Respond to Identified Risks

a.	As we received responses to the CFSI Conflict Minerals Reporting Template from our direct suppliers, we periodically reported updates of our analysis of those responses to our executive management.

b.	For any supplier responses that were inconsistent with our Company policy regarding the sourcing of conflict minerals, we made the decision to stop purchasing that raw material from the supplier in the future.

4.2.4 Carry Out Independent Third-Party Audit of Smelters/Refiner’s Due Diligence Practices

a.	We do not carry out audits of the smelters or refiners identified by our suppliers as being in their supply chain. However, we support audits conducted by third parties by urging our suppliers to gather information from their suppliers in order to accurately complete the Conflict Minerals Reporting Template.

b.	We rely on industry-wide efforts to encourage smelters and refiners to be audited and to provide compliant certifications through the CFSI program.

4.2.5 Report Annually on Supply Chain Due Diligence

a.	We publicly report our Conflict Minerals Policy, Form SD and this Report on our company website at http://www.ferro.com/.

5.	Results of our Review

The results of our due diligence review for the Reporting Period are as follows.

5.1 Facilities Used to Process the Necessary Conflict Minerals

a.	Approximately eighty-three percent (83%) of the suppliers we requested to complete the Conflict Minerals Reporting Template identified some or all of the names of smelters and refiners in their supply chains. For those suppliers that provided such information, we compared the facilities identified against the list of facilities that received a “compliant” designation from the Conflict Free Smelter Program.

b.	All of the responses received from suppliers were reported at the company or division level.

c.	The responses we received back from our direct suppliers were made on a company or division level basis and did not provide sufficient detail to identify which specific smelter or refiner processed the conflict minerals in our products. Therefore, we are not able to disclose the facilities used to produce the conflict minerals in our products during the Reporting Period.

5.2 Country of Origin of Our Necessary Conflict Minerals

a.	Two (2) suppliers responded that the necessary conflict minerals supplied to us were sourced from a Covered Country without identifying the Covered Country.

b.	The responses we received from our direct suppliers were made on a company-level basis and only some of our direct suppliers identified the countries of origin of the conflict minerals in the products we purchased from them. Therefore, we are unable to disclose the country of origin of the conflict minerals in our products during the Reporting Period.

5.3 Efforts to Determine the Mine or Location of Origin

a.	We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products.

b.	We were unable to gather the necessary information from these suppliers to determine the mine or location of origin of our necessary conflict minerals.

6.	Steps Taken and Being Taken to Mitigate Risk

Since the start of the Reporting Period, we have taken or are taking the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups and to improve the results of our due diligence measures.

a.	Continue to engage our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information needed to identify the source and chain of custody of the necessary conflict minerals in our products.

b.	Update our supplier on-boarding process to delineate approved suppliers by conflict mineral (i.e., approved tin suppliers, approved tantalum suppliers, etc.).

c.	Take all reasonable steps to stop purchasing products containing conflict minerals from our direct suppliers if they do not comply with our policy regarding the country of origin of the conflict minerals in our products.

7.	Forward-Looking Statements

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2014, (2) the outcome of the current legal challenge to the Rule, (3) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (4) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.